Save the Date -- Register for Copa Holdings Sixth Annual Investor Day to Be Held March 8, 2012 in Panama City

PANAMA CITY, Jan. 10, 2012 /PRNewswire/ -- Copa Holdings S.A. (NYSE: CPA) will be hosting its Sixth Annual Investor Day in Panama City on March 8, 2012. This event, held for analyst and institutional investors, will showcase presentations from Copa Holdings' management team.

You may confirm your participation in this event by February 24, 2012, by accessing our Investor Relations website at http://investor.shareholder.com/copa/events.cfm. Should you need more information please contact our Investor Relations Department at (507) 304-2476 or email: jputaturo@copaair.com.

About Copa Holdings, S.A.:

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 59 destinations in 28 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 73 aircraft: 47 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit www.copaair.com.

CPA-G

CONTACT: Joseph Putaturo, +1-507-304-2677